Exhibit 99.1

Check-Cap Ltd.

Check-Cap Building

29 Abba Hushi Avenue

P.O. Box 1271

Isfiya, 3009000

Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders (the “Meeting”) of Check-Cap Ltd. (“Check-Cap,” the “Company,” “we,” or “our”) to be held on April 25, 2024 at 9:00 a.m. (Eastern time) at the offices of Check-Cap’s United States legal counsel, Dorsey & Whitney LLP, 161 Bay St., Unit #4310, Toronto, ON M5J 2S1.

At the Meeting, you will be asked to consider and vote on:

1.	Approval of the fixed compensation of the interim chief financial officer of the Company (the “CFO”) in excess of the Company’s Compensation Policy as approved by the shareholders of the Company on December 18, 2023 (we refer to this proposal as the “CFO Compensation Proposal”).

2.	Approval of the compensation of the interim chief executive officer of the Company (the “CEO”) (we refer to this proposal as the “CEO Compensation Proposal”).

3.	Ratification and approval of the appointment of Mr. Paul Medeiros who was previously duly appointed by the Company’s board of directors (the “Board”) to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until his earlier resignation of removal.

4.	Ratification and approval of the appointment of Ms. Kyla Falkiner who was previously duly appointed by the Board to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until his earlier resignation of removal.

5.	Ratification and approval of the appointment of Mr. Michael Hutton who was previously duly appointed by the Board to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until his earlier resignation of removal.

6.	Ratification and approval of the appointment of Mr. Daniel Kokiw who was previously duly appointed by the Board to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until his earlier resignation of removal.

7.	Ratification and approval of the appointment of Mr. David Lontini who was previously duly appointed by the Board to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until his earlier resignation of removal (we refer to Proposals 3, 4, 5, 6, and 7, collectively, as the “Board Ratification and Approval of Appointment Proposals”).

We are currently not aware of any other matters that will come before the Meeting.  If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Only shareholders of record at the close of business on March 25, 2024, are entitled to notice of and to vote at the Meeting or at any adjournment thereof.  You can vote either by mailing in your proxy, by Internet, or in person by attending the Meeting.  Proxies must be received by our transfer agent or at our registered office in Israel no later than four (4) hours prior to the designated time for the Meeting.  Proxies received by our transfer agent or at our registered office in Israel during the four (4) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If you attend the Meeting, you may vote in person and your proxy will not be used.  If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on the record date, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet.  If you hold your ordinary shares in “street name” and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE CFO COMPENSATION PROPOSAL, “FOR” THE CEO COMPENSATION PROPOSAL, AND “FOR” THE BOARD RATIFICATION AND APPROVAL OF APPOINTEMENT PROPOSALS.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the day, time and place as the Chairman of the Meeting shall determine. At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.

Vote Required for Approval of the Proposals

Your vote is very important, regardless of the number of ordinary shares that you own.  Each ordinary share entitles the holder to one vote.

Proposal 1 – CFO Compensation Proposal:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, is required to approve Proposal 1.

Proposal 2 – CEO Compensation Proposal:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, is required to approve Proposal 2.

Proposal 3, 4, 5, 6, 7 – Board Ratification and Approval of Appointment Proposals:  The five director nominees to be appointed to the Company’s Board (each, a “Director Nominee”) shall be voted on separately.  Each Director Nominee shall be elected by the affirmative vote of the holders of the majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law is March 27, 2024.  In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder may submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting to our offices, Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, Attention: Paul Medeiros, Chairman of the Board, or by facsimile to +972-4-8211267, no later than April 15, 2024, at 9:00 a.m. Eastern time.

2

The Proxy Statement describing the proposals and the accompanying proxy card will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and mailed to shareholders. Once filed, shareholders may also review the Proxy Statement as well as the accompanying proxy card, via the website of the SEC at www.sec.gov/edgar and detailed voting instructions are provided both in the Proxy Statement and the accompanying proxy card.

If you have any questions about this Notice or the Meeting or need assistance voting at the Meeting, please contact our proxy solicitor:

MacKenzie Partners, Inc.

1-800-322-2885

+1-212-929-5500(International)

proxy@mackenziepartners.com

3

On behalf of Check-Cap’s Board of Directors, I thank you for your support and appreciate your consideration of these matters.

Sincerely,

/s/ Paul Medeiros
Paul Medeiros
Chairman of the Board of Directors

March 20, 2024

4

EXHIBIT A

DIRECTOR DECLARATIONS

[See attached.]

Check-Cap Ltd.

Director Declaration

Under Israeli Companies Law, 5759-1999

DIRECTOR DECLARATION

Pursuant to Section 224b of the

Israeli Companies Law, 5759-1999 (the “Law”)

I, the undersigned, Mr. Paul Medeiros, Passport \ ID Number                  , citizen of              whose address is                                                                                        , hereby declare, in accordance with the Law, as follows:

1.	I am qualified to serve as a director of Check-Cap Ltd. (the “Company”), as defined by Law, a company which is a public company incorporated in the state of Israel, and which its shares are traded in the National Association of Securities Dealers Automated Quotations Stock Market Stock Exchange Ltd (the “NASDAQ”).

2.	I am qualified to serve as a director of the Company in accordance with Sections 225-227 of the Law. The abovementioned sections in their wording on the execution date of this declaration are attached hereto as Exhibit A and shall constitute an integral part thereof.

3.	I have the capability to devote ample time for my performance as a director of the Company, and I possess the necessary skills required for my performance as a director of the Company, taking into consideration, amongst others, the size of the Company and its unique nature and business, as specified hereunder:

3.1.	Education (Degree, Name of Institution, Date of graduation):

3.1.1.	MSc Food Safety & Quality Assurance. University of Guelph, 2007.

3.1.2.	BaSc Environmental Health, Ryerson University, 1993.

3.1.3.	___________________________________________________.

3.2.	Occupation in the past five years:

3.2.1.	Manager, Environmental Health, Wellington Dufferin Guelph Public Health.

3.2.2.	Managing Director, NSF International .

3.2.3.	___________________________________________________.

3.3.	Other corporations in which I currently serve as a director:

3.3.1.	N/A.

3.3.2.	___________________________________________________.

3.3.3.	___________________________________________________

4.	I have not been convicted, in (i) a judgment, within the last five years of offences detailed in Section 226(a) of the Law or conviction by a court outside of Israel in offences of bribery, deceit, offences committed by officers of a corporation or misuse of inside information; or (ii) a judgment, of an offence other than the offences listed in subsection (i) above, where the court has determined that in light of the essence, severity or circumstances of the offense I am prohibited from serving as a director in a public company or that the period in which I am so prohibited is shorter than five years.

Check-Cap Ltd.

Director Declaration

Under Israeli Companies Law, 5759-1999

5.	In accordance with the duty of disclosure under Section 225 of the Law, I hereby declare that The Administrative Enforcement Committee, established in accordance with the Israeli Securities Law, 1968, did not impose upon me any Means of Enforcement, which prohibits my serving as a director in any public company, and the period set by the Administrative Enforcement Committee in the aforesaid Section has not yet passed (as the terms “Administrative Enforcement Committee” and “Means of Enforcement” are defined under the Section 225(b) of the Law).

6.	I am more than eighteen years old, I have not been declared bankrupt (or if I have been declared bankrupt – I have been discharged) and I have not been declared by a court of a competent jurisdiction as lacking the power to act with legal effectiveness.

7.	I shall comply with all statutory requirements required from a director. I will perform at the best level and to the benefit of the Company. In the event of concern, that I become aware and/or it is brought to my knowledge, that I no longer fulfill any of the above requirements and/or declarations, or in the event of concern, that I have violated the fiduciary duty to the Company (as the term “Fiduciary Duty” is defined under the Section 254 of the Law), I shall promptly give notice to the Company’s Chairman of the Board or to any other individual in the Company, in the event that I serve as the Chairman of the Board, in accordance with the provisions of Section 227A to the Law as detailed in Exhibit A to this declaration.

8.	This declaration is made in accordance with the provisions of Section 224b of the Law.

I, the undersigned, hereby declare that this is my name, my signature and that the information herein is true and correct.

January 22, 2024	/s/ Paul Medeiros
Date	Signature

Check-Cap Ltd.

Director Declaration

Under Israeli Companies Law, 5759-1999

Exhibit A

Section 225-227A of the Israeli Companies Law, 5759-1999

225.	Duty of Disclosure -

(a)	A person who is a candidate to hold office as a director shall disclose to the person appointing him:

(1)	whether he has been convicted by a conclusive judgment of an offense referred to in Section 226(a), and the period during which he is prohibited from serving as a director in accordance with Section 226 has not yet lapsed;

(2)	whether he has been convicted by a conclusive judgment of an offense referred to in Section 226(a1), and the period which the court has determined under this subsection has not yet lapsed;

(3)	The Administrative Enforcement Committee has imposed upon him any Means of Enforcement, which prohibits his serving as a director in any public company or in any private company which is bonds company, and the period which the Administrative Enforcement Committee has determined under its’ decision has not yet lapsed.

(b)	In this Chapter –

“Means of Enforcement” – Means of Enforcement as specified under Section 52LVI of the Securities Law, which has been imposed in accordance with Chapter H4 to the Securities Law, in accordance with Chapter G2 to the Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 5755-1995, or in accordance with Chapter J1 to the Joint Investment Trust Law 5754-1994, as applicable;

“The Administrative Enforcement Committee” – The committee which was appointed in accordance with Section 52XXXII(a) of the Securities Law;

“Judgment” – A judgment in the first instance.

226.	Restriction on Appointment due to Conviction -

(a)	A person convicted by a conclusive judgment of one of the following offenses shall not hold office as a director in a public company or in a private company which is a bonds company unless five years have passed since the date on which the judgment by which he was convicted was given:

(1)	offenses under sections 290 to 297, 392, 415, 418 to 420 and 422 of the Penal Law, 5737-1977, and under sections 52C, 52D, 53(a) and 54 of the Securities Law;

(2)	conviction by a court outside Israel of the offenses of bribery, deceit, offenses by managers of a corporate body or offenses involving misuse of inside information;

(3)	(Had been erased).

(a)	(1) A person convicted by a conclusive judgment of an offense not listed in subsection (a) shall not hold office as a director in a public company or in a private company which is a bonds company if the court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company or in a private company which is a bonds company, during the period determined by the court, which shall not exceed five years from the date on which judgment was given.

(b)	A court may determine, at the date of the conviction or thereafter, upon the request of a person interested in being appointed as a director, that despite his conviction of offenses specified in subsection (a), and taking into account, inter alia, the circumstances in which the offense took place, such person is not precluded from holding office as director of a public company or of a private company which is a bonds company, or that the period during which he is prohibited from serving a director of a public company or of a private company which is a bonds company shall be shorter than five years.

Check-Cap Ltd.

Director Declaration

Under Israeli Companies Law, 5759-1999

(c)	The Minister may prescribe additional offenses to those laid down in subsection (a)(1).

(d)	The Court, and if appeal has been submitted – the court of appeal, may order a delay in the execution of the limitations on appointment or the expiration of the term of office under this section, to the date which it determines and under the terms it deems fit.

226A.	Restriction on Appointment due to a Decision by the Administrative Enforcement Committee -

In the event that the Administrative Enforcement Committee has imposed upon a person any Mean of Enforcement which prohibits him from serving as a director in a public company or in a private company which is a bonds company, such person shall not be appointed as a director in a company in which he may not serve as a director under such decision.

227.	Restriction on Appointment -

(a)	A minor, an incompetent individual or a person who has been declared bankrupt for so long as such person remains undischarged shall not be appointed as director, nor shall a corporation that has resolved to enter into voluntary liquidation or in respect of which a winding up order has been issued.

(b)	A person nominated to hold office as director to whom the provisions of subsection (a) apply shall disclose such to the person appointing him.

227A.	Duty of Notice -

A director in respect of which a condition which is necessary under this law for his appointment as director ceases to exist or in respect of which there is cause for expiration of his appointment as director, shall notify so to the company immediately, and his appointment shall expire on the date of notice.

Check-Cap Ltd.
Director Declaration

Under Israeli Companies Law, 5759-1999

DIRECTOR DECLARATION

Pursuant to Section 224b of the
Israeli Companies Law, 5759-1999 the (“Law”)

I, the undersigned, Mr. \ Mrs. Kyla Falkiner , Passport \ ID Number           , citizen of           whose address is                                                           , hereby declare, in accordance with the Law, as follows:

I am qualified to serve as a director of Check-Cap Ltd. (the “Company”), as defined by Law, a company which is a public company incorporated in the state of Israel, and which its shares are traded in the National Association of Securities Dealers. Automated Quotations Stock Market Stock Exchange Ltd (“the “NASDAQ).	.1

I am qualified to serve as a director of the Company in accordance with Sections 225-227 of the Law. The abovementioned sections in their wording on the execution date of this declaration are attached hereto as Exhibit A and shall constitute an integral part thereof.	.2

I have the capability to devote ample time for my performance as a director of the Company, and I possess the necessary skills required for my performance as a director of the Company, taking into consideration, amongst others, the size of the Company and its unique nature and business, as specified hereunder:	.3

Education (Degree, Name of Institution, Date of graduation):	.3.1

.	.3.1.1

.	.3.1.2

.	.3.1.3

Occupation in the past five years:	.3.2

.	.3.2.1

.	.3.2.2

.	.3.2.3

Other corporations in which I currently serve as a director:	.3.3

.	.3.3.1

.	.3.3.2

.	.3.3.3

I have not been convicted, in (i) a judgment, within the last five years of offences detailed in Section 226(a) of the Law or conviction by a court outside of Israel in offences of bribery, deceit, offences committed by officers of a corporation or misuse of inside information; or (ii) a judgment, of an offence other than the offences listed in subsection (i) above, where the court has determined that in light of the essence, severity or circumstances of the offense I am prohibited from serving as a director in a public company or that the period in which I am so prohibited is shorter than five years.	.4

Check-Cap Ltd.
Director Declaration

Under Israeli Companies Law, 5759-1999

In accordance with the duty of disclosure under Section 225 of the Law, I hereby declare that The Administrative Enforcement Committee, established in accordance with the Israeli Securities Law, 1968, did not impose upon me any Means of Enforcement, which prohibits my serving as a director in any public company, and the period set by the Administrative Enforcement Committee in the aforesaid Section has not yet passed (as the terms “Administrative Enforcement Committee” and “Means of Enforcement” are defined under the Section 225(b) of the Law).	.5

I am more than eighteen years old, I have not been declared bankrupt (or if I have been declared bankrupt – I have been discharged) and I have not been declared by a court of a competent jurisdiction as lacking the power to act with legal effectiveness.	.6

I shall comply with all statutory requirements required from a director. I will perform at the best level and to the benefit of the Company. In the event of concern, that I become aware and/or it is brought to my knowledge, that I no longer fulfill any of the above requirements and/or declarations, or in the event of concern, that I have violated the fiduciary duty to the Company (as the term “Fiduciary Duty” is defined under the Section 254 of the Law), I shall promptly give notice to the Company’s Chairman of the Board or to any other individual in the Company, in the event that I serve as the Chairman of the Board, in accordance with the provisions of Section 227A to the Law as detailed in Exhibit A to this declaration.	.7

This declaration is made in accordance with the provisions of Section 224b of the Law.	.8

I, the undersigned, hereby declare that this is my name, my signature and that the information herein is true and correct.

January 23, 2024	/s/ Kyla Falkiner
Date	Signature

Check-Cap Ltd.
Director Declaration

Under Israeli Companies Law, 5759-1999

Exhibit A

Section 225-227A of the Israeli Companies Law, 5759-1999

- Duty of Disclosure	.225

A person who is a candidate to hold office as a director shall disclose to the person appointing him:	(a)

whether he has been convicted by a conclusive judgment of an offense referred to in Section 226(a), and the period during which he is prohibited from serving as a director in accordance with Section 226 has not yet lapsed;	(1)

whether he has been convicted by a conclusive judgment of an offense referred to in Section 226(a1), and the period which the court has determined under this subsection has not yet lapsed;	(2)

The Administrative Enforcement Committee has imposed upon him any Means of Enforcement, which prohibits his serving as a director in any public company or in any private company which is bonds company, and the period which the Administrative Enforcement Committee has determined under its’ decision has not yet lapsed.	(3)

– In this Chapter	(b)

“Means of Enforcement” – Means of Enforcement as specified under Section 52LVI of the Securities Law, which has been imposed in accordance with Chapter H4 to the Securities Law, in accordance with Chapter G2 to the Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 5755-1995, or in accordance with Chapter J1 to the Joint Investment Trust Law 5754-1994, as applicable;

“The Administrative Enforcement Committee” – The committee which was appointed in accordance with Section 52XXXII(a) of the Securities Law;

“Judgment” – A judgment in the first instance.

- Restriction on Appointment due to Conviction	.226

A person convicted by a conclusive judgment of one of the following offenses shall not hold office as a director in a public company or in a private company which is a bonds company unless five years have passed since the date on which the judgment by which he was convicted was given:	(a)

offenses under sections 290 to 297, 392, 415, 418 to 420 and 422 of the Penal Law, 5737-1977, and under sections 52C, 52D, 53(a) and 54 of the Securities Law;	(1)

conviction by a court outside Israel of the offenses of bribery, deceit, offenses by managers of a corporate body or offenses involving misuse of inside information;	(2)

(Had been erased).	(3)

(1) A person convicted by a conclusive judgment of an offense not listed in subsection (a) shall not hold office as a director in a public company or in a private company which is a bonds company if the court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company or in a private company which is a bonds company, during the period determined by the court, which shall not exceed five years from the date on which judgment was given.	(a)

Check-Cap Ltd.
Director Declaration

Under Israeli Companies Law, 5759-1999

A court may determine, at the date of the conviction or thereafter, upon the request of a person interested in being appointed as a director, that despite his conviction of offenses specified in subsection (a), and taking into account, inter alia, the circumstances in which the offense took place, such person is not precluded from holding office as director of a public company or of a private company which is a bonds company, or that the period during which he is prohibited from serving a director of a public company or of a private company which is a bonds company shall be shorter than five years.

(b)

The Minister may prescribe additional offenses to those laid down in subsection (a)(1).	(c)

The Court, and if appeal has been submitted – the court of appeal, may order a delay in the execution of the limitations on appointment or the expiration of the term of office under this section, to the date which it determines and under the terms it deems fit.	(d)

Restriction on Appointment due to a Decision by the Administrative Enforcement Committee -	.226A

In the event that the Administrative Enforcement Committee has imposed upon a person any Mean of Enforcement which prohibits him from serving as a director in a public company or in a private company which is a bonds company, such person shall not be appointed as a director in a company in which he may not serve as a director under such decision.

- Restriction on Appointment	.227

A minor, an incompetent individual or a person who has been declared bankrupt for (a) so long as such person remains undischarged shall not be appointed as director, nor shall a corporation that has resolved to enter into voluntary liquidation or in respect of which a winding up order has been issued.	(a)

A person nominated to hold office as director to whom the provisions of subsection (a) apply shall disclose such to the person appointing him.	(b)

- Duty of Notice	.227A

A director in respect of which a condition which is necessary under this law for his appointment as director ceases to exist or in respect of which there is cause for expiration of his appointment as director, shall notify so to the company immediately, and his appointment shall expire on the date of notice.

Check-Cap Ltd.

Director Declaration

Under Israeli Companies Law, 5759-1999

DIRECTOR DECLARATION

Pursuant to Section 224b of the

Israeli Companies Law, 5759-1999 (the “Law”)

I, the undersigned, Mr. \ Mrs. Michael Hutton, Passport \ ID Number                  , citizen of              whose address is                                                                                        , hereby declare, in accordance with the Law, as follows:

1.	I am qualified to serve as a director of Check-Cap Ltd. (the “Company”), as defined by Law, a company which is a public company incorporated in the state of Israel, and which its shares are traded in the National Association of Securities Dealers Automated Quotations Stock Market Stock Exchange Ltd (the “NASDAQ”).

2.	I am qualified to serve as a director of the Company in accordance with Sections 225-227 of the Law. The abovementioned sections in their wording on the execution date of this declaration are attached hereto as Exhibit A and shall constitute an integral part thereof.

3.	I have the capability to devote ample time for my performance as a director of the Company, and I possess the necessary skills required for my performance as a director of the Company, taking into consideration, amongst others, the size of the Company and its unique nature and business, as specified hereunder:

3.1.	Education (Degree, Name of Institution, Date of graduation):

3.1.1.	Business Administration, CDI, 1993.

3.1.2.	Micro Computer Business Applications, CDI 1992.

3.1.3.	Sonova High Performance Program, University St. Gallen, 2008.

3.2.	Occupation in the past five years:

3.2.1.	Director of Banner Program, WSAudiology. Since August 2023

3.2.2.	VP of Strategic and Key Accounts, Phonak/Sonova, 2019 to June 2023

3.2.3.	Director of Sales, Phonak/Sonova. 2006 to 2019

3.3.	Other corporations in which I currently serve as a director:

3.3.1.	None.

3.3.2.	___________________________________________________.

3.3.3.	___________________________________________________

4.	I have not been convicted, in (i) a judgment, within the last five years of offences detailed in Section 226(a) of the Law or conviction by a court outside of Israel in offences of bribery, deceit, offences committed by officers of a corporation or misuse of inside information; or (ii) a judgment, of an offence other than the offences listed in subsection (i) above, where the court has determined that in light of the essence, severity or circumstances of the offense I am prohibited from serving as a director in a public company or that the period in which I am so prohibited is shorter than five years.

Check-Cap Ltd.

Director Declaration

Under Israeli Companies Law, 5759-1999

5.	In accordance with the duty of disclosure under Section 225 of the Law, I hereby declare that The Administrative Enforcement Committee, established in accordance with the Israeli Securities Law, 1968, did not impose upon me any Means of Enforcement, which prohibits my serving as a director in any public company, and the period set by the Administrative Enforcement Committee in the aforesaid Section has not yet passed (as the terms “Administrative Enforcement Committee” and “Means of Enforcement” are defined under the Section 225(b) of the Law).

6.	I am more than eighteen years old, I have not been declared bankrupt (or if I have been declared bankrupt – I have been discharged) and I have not been declared by a court of a competent jurisdiction as lacking the power to act with legal effectiveness.

7.	I shall comply with all statutory requirements required from a director. I will perform at the best level and to the benefit of the Company. In the event of concern, that I become aware and/or it is brought to my knowledge, that I no longer fulfill any of the above requirements and/or declarations, or in the event of concern, that I have violated the fiduciary duty to the Company (as the term “Fiduciary Duty” is defined under the Section 254 of the Law), I shall promptly give notice to the Company’s Chairman of the Board or to any other individual in the Company, in the event that I serve as the Chairman of the Board, in accordance with the provisions of Section 227A to the Law as detailed in Exhibit A to this declaration.

8.	This declaration is made in accordance with the provisions of Section 224b of the Law.

I, the undersigned, hereby declare that this is my name, my signature and that the information herein is true and correct.

January 23, 2024	/s/ Michael Hutton
Date	Signature

Check-Cap Ltd.

Director Declaration

Under Israeli Companies Law, 5759-1999

Exhibit A

Section 225-227A of the Israeli Companies Law, 5759-1999

225.	Duty of Disclosure -

(a)	A person who is a candidate to hold office as a director shall disclose to the person appointing him:

(1)	whether he has been convicted by a conclusive judgment of an offense referred to in Section 226(a), and the period during which he is prohibited from serving as a director in accordance with Section 226 has not yet lapsed;

(2)	whether he has been convicted by a conclusive judgment of an offense referred to in Section 226(a1), and the period which the court has determined under this subsection has not yet lapsed;

(3)	The Administrative Enforcement Committee has imposed upon him any Means of Enforcement, which prohibits his serving as a director in any public company or in any private company which is bonds company, and the period which the Administrative Enforcement Committee has determined under its’ decision has not yet lapsed.

(b)	In this Chapter –

“Means of Enforcement” – Means of Enforcement as specified under Section 52LVI of the Securities Law, which has been imposed in accordance with Chapter H4 to the Securities Law, in accordance with Chapter G2 to the Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 5755-1995, or in accordance with Chapter J1 to the Joint Investment Trust Law 5754-1994, as applicable;

“The Administrative Enforcement Committee” – The committee which was appointed in accordance with Section 52XXXII(a) of the Securities Law;

“Judgment” – A judgment in the first instance.

226.	Restriction on Appointment due to Conviction -

(a)	A person convicted by a conclusive judgment of one of the following offenses shall not hold office as a director in a public company or in a private company which is a bonds company unless five years have passed since the date on which the judgment by which he was convicted was given:

(1)	offenses under sections 290 to 297, 392, 415, 418 to 420 and 422 of the Penal Law, 5737-1977, and under sections 52C, 52D, 53(a) and 54 of the Securities Law;

(2)	conviction by a court outside Israel of the offenses of bribery, deceit, offenses by managers of a corporate body or offenses involving misuse of inside information;

(3)	(Had been erased).

(a)	(1) A person convicted by a conclusive judgment of an offense not listed in subsection (a) shall not hold office as a director in a public company or in a private company which is a bonds company if the court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company or in a private company which is a bonds company, during the period determined by the court, which shall not exceed five years from the date on which judgment was given.

(b)	A court may determine, at the date of the conviction or thereafter, upon the request of a person interested in being appointed as a director, that despite his conviction of offenses specified in subsection (a), and taking into account, inter alia, the circumstances in which the offense took place, such person is not precluded from holding office as director of a public company or of a private company which is a bonds company, or that the period during which he is prohibited from serving a director of a public company or of a private company which is a bonds company shall be shorter than five years.

Check-Cap Ltd.

Director Declaration

Under Israeli Companies Law, 5759-1999

(c)	The Minister may prescribe additional offenses to those laid down in subsection (a)(1).

(d)	The Court, and if appeal has been submitted – the court of appeal, may order a delay in the execution of the limitations on appointment or the expiration of the term of office under this section, to the date which it determines and under the terms it deems fit.

226A.	Restriction on Appointment due to a Decision by the Administrative Enforcement Committee -

In the event that the Administrative Enforcement Committee has imposed upon a person any Mean of Enforcement which prohibits him from serving as a director in a public company or in a private company which is a bonds company, such person shall not be appointed as a director in a company in which he may not serve as a director under such decision.

227.	Restriction on Appointment -

(a)	A minor, an incompetent individual or a person who has been declared bankrupt for so long as such person remains undischarged shall not be appointed as director, nor shall a corporation that has resolved to enter into voluntary liquidation or in respect of which a winding up order has been issued.

(b)	A person nominated to hold office as director to whom the provisions of subsection (a) apply shall disclose such to the person appointing him.

227A.	Duty of Notice -

A director in respect of which a condition which is necessary under this law for his appointment as director ceases to exist or in respect of which there is cause for expiration of his appointment as director, shall notify so to the company immediately, and his appointment shall expire on the date of notice.

Check-Cap Ltd.

Director Declaration

Under Israeli Companies Law, 5759-1999

DIRECTOR DECLARATION

Pursuant to Section 224b of the

Israeli Companies Law, 5759-1999 (the “Law”)

I, the undersigned, Mr. \ Mrs. J.R. Daniel Kokiw, Passport \ ID Number                  , citizen of              whose address is                                                                                        , hereby declare, in accordance with the Law, as follows:

1.	I am qualified to serve as a director of Check-Cap Ltd. (the “Company”), as defined by Law, a company which is a public company incorporated in the state of Israel, and which its shares are traded in the National Association of Securities Dealers Automated Quotations Stock Market Stock Exchange Ltd (the “NASDAQ”).

2.	I am qualified to serve as a director of the Company in accordance with Sections 225-227 of the Law. The abovementioned sections in their wording on the execution date of this declaration are attached hereto as Exhibit A and shall constitute an integral part thereof.

3.	I have the capability to devote ample time for my performance as a director of the Company, and I possess the necessary skills required for my performance as a director of the Company, taking into consideration, amongst others, the size of the Company and its unique nature and business, as specified hereunder:

3.1.	Education (Degree, Name of Institution, Date of graduation):

3.1.1.	Retail Meat Cutter, Algonquin College, Ottawa, 1993.

3.1.2.	___________________________________________________.

3.1.3.	___________________________________________________.

3.2.	Occupation in the past five years:

3.2.1.	Owner of Dietrichs Butcher and Marketplace.

3.2.2.	Owner of DCTR Enterprise.

3.2.3.	___________________________________________________.

3.3.	Other corporations in which I currently serve as a director:

3.3.1.	N/A.

3.3.2.	___________________________________________________.

3.3.3.	___________________________________________________

4.	I have not been convicted, in (i) a judgment, within the last five years of offences detailed in Section 226(a) of the Law or conviction by a court outside of Israel in offences of bribery, deceit, offences committed by officers of a corporation or misuse of inside information; or (ii) a judgment, of an offence other than the offences listed in subsection (i) above, where the court has determined that in light of the essence, severity or circumstances of the offense I am prohibited from serving as a director in a public company or that the period in which I am so prohibited is shorter than five years.

Check-Cap Ltd.

Director Declaration

Under Israeli Companies Law, 5759-1999

5.	In accordance with the duty of disclosure under Section 225 of the Law, I hereby declare that The Administrative Enforcement Committee, established in accordance with the Israeli Securities Law, 1968, did not impose upon me any Means of Enforcement, which prohibits my serving as a director in any public company, and the period set by the Administrative Enforcement Committee in the aforesaid Section has not yet passed (as the terms “Administrative Enforcement Committee” and “Means of Enforcement” are defined under the Section 225(b) of the Law).

6.	I am more than eighteen years old, I have not been declared bankrupt (or if I have been declared bankrupt – I have been discharged) and I have not been declared by a court of a competent jurisdiction as lacking the power to act with legal effectiveness.

7.	I shall comply with all statutory requirements required from a director. I will perform at the best level and to the benefit of the Company. In the event of concern, that I become aware and/or it is brought to my knowledge, that I no longer fulfill any of the above requirements and/or declarations, or in the event of concern, that I have violated the fiduciary duty to the Company (as the term “Fiduciary Duty” is defined under the Section 254 of the Law), I shall promptly give notice to the Company’s Chairman of the Board or to any other individual in the Company, in the event that I serve as the Chairman of the Board, in accordance with the provisions of Section 227A to the Law as detailed in Exhibit A to this declaration.

8.	This declaration is made in accordance with the provisions of Section 224b of the Law.

I, the undersigned, hereby declare that this is my name, my signature and that the information herein is true and correct.

Tuesday, January 23, 2024	/s/ Daniel Kokiw
Date	Signature

Check-Cap Ltd.

Director Declaration

Under Israeli Companies Law, 5759-1999

Exhibit A

Section 225-227A of the Israeli Companies Law, 5759-1999

225.	Duty of Disclosure -

(a)	A person who is a candidate to hold office as a director shall disclose to the person appointing him:

(1)	whether he has been convicted by a conclusive judgment of an offense referred to in Section 226(a), and the period during which he is prohibited from serving as a director in accordance with Section 226 has not yet lapsed;

(2)	whether he has been convicted by a conclusive judgment of an offense referred to in Section 226(a1), and the period which the court has determined under this subsection has not yet lapsed;

(3)	The Administrative Enforcement Committee has imposed upon him any Means of Enforcement, which prohibits his serving as a director in any public company or in any private company which is bonds company, and the period which the Administrative Enforcement Committee has determined under its’ decision has not yet lapsed.

(b)	In this Chapter –

“Means of Enforcement” – Means of Enforcement as specified under Section 52LVI of the Securities Law, which has been imposed in accordance with Chapter H4 to the Securities Law, in accordance with Chapter G2 to the Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 5755-1995, or in accordance with Chapter J1 to the Joint Investment Trust Law 5754-1994, as applicable;

“The Administrative Enforcement Committee” – The committee which was appointed in accordance with Section 52XXXII(a) of the Securities Law;

“Judgment” – A judgment in the first instance.

226.	Restriction on Appointment due to Conviction -

(a)	A person convicted by a conclusive judgment of one of the following offenses shall not hold office as a director in a public company or in a private company which is a bonds company unless five years have passed since the date on which the judgment by which he was convicted was given:

(1)	offenses under sections 290 to 297, 392, 415, 418 to 420 and 422 of the Penal Law, 5737-1977, and under sections 52C, 52D, 53(a) and 54 of the Securities Law;

(2)	conviction by a court outside Israel of the offenses of bribery, deceit, offenses by managers of a corporate body or offenses involving misuse of inside information;

(3)	(Had been erased).

(a)	(1) A person convicted by a conclusive judgment of an offense not listed in subsection (a) shall not hold office as a director in a public company or in a private company which is a bonds company if the court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company or in a private company which is a bonds company, during the period determined by the court, which shall not exceed five years from the date on which judgment was given.

(b)	A court may determine, at the date of the conviction or thereafter, upon the request of a person interested in being appointed as a director, that despite his conviction of offenses specified in subsection (a), and taking into account, inter alia, the circumstances in which the offense took place, such person is not precluded from holding office as director of a public company or of a private company which is a bonds company, or that the period during which he is prohibited from serving a director of a public company or of a private company which is a bonds company shall be shorter than five years.

Check-Cap Ltd.

Director Declaration

Under Israeli Companies Law, 5759-1999

(c)	The Minister may prescribe additional offenses to those laid down in subsection (a)(1).

(d)	The Court, and if appeal has been submitted – the court of appeal, may order a delay in the execution of the limitations on appointment or the expiration of the term of office under this section, to the date which it determines and under the terms it deems fit.

226A.	Restriction on Appointment due to a Decision by the Administrative Enforcement Committee -

In the event that the Administrative Enforcement Committee has imposed upon a person any Mean of Enforcement which prohibits him from serving as a director in a public company or in a private company which is a bonds company, such person shall not be appointed as a director in a company in which he may not serve as a director under such decision.

227.	Restriction on Appointment -

(a)	A minor, an incompetent individual or a person who has been declared bankrupt for so long as such person remains undischarged shall not be appointed as director, nor shall a corporation that has resolved to enter into voluntary liquidation or in respect of which a winding up order has been issued.

(b)	A person nominated to hold office as director to whom the provisions of subsection (a) apply shall disclose such to the person appointing him.

227A.	Duty of Notice -

A director in respect of which a condition which is necessary under this law for his appointment as director ceases to exist or in respect of which there is cause for expiration of his appointment as director, shall notify so to the company immediately, and his appointment shall expire on the date of notice.

Check-Cap Ltd.

Director Declaration

Under Israeli Companies Law, 5759-1999

DIRECTOR DECLARATION

Pursuant to Section 224b of the

Israeli Companies Law, 5759-1999 (the “Law”)

I, the undersigned, Mr. \ Mrs. David Lontini, Passport \ ID Number                  , citizen of              whose address is                                                                                        , hereby declare, in accordance with the Law, as follows:

1.	I am qualified to serve as a director of Check-Cap Ltd. (the “Company”), as defined by Law, a company which is a public company incorporated in the state of Israel, and which its shares are traded in the National Association of Securities Dealers Automated Quotations Stock Market Stock Exchange Ltd (the “NASDAQ”).

2.	I am qualified to serve as a director of the Company in accordance with Sections 225-227 of the Law. The abovementioned sections in their wording on the execution date of this declaration are attached hereto as Exhibit A and shall constitute an integral part thereof.

3.	I have the capability to devote ample time for my performance as a director of the Company, and I possess the necessary skills required for my performance as a director of the Company, taking into consideration, amongst others, the size of the Company and its unique nature and business, as specified hereunder:

3.1.	Education (Degree, Name of Institution, Date of graduation):

3.1.1.	Bachelor of Arts - Political Science, York University, April 2008.

3.1.2.	___________________________________________________.

3.1.3.	___________________________________________________.

3.2.	Occupation in the past five years:

3.2.1.	Business Consultant.

3.2.2.	___________________________________________________.

3.2.3.	___________________________________________________.

3.3.	Other corporations in which I currently serve as a director:

3.3.1.	N/A.

3.3.2.	___________________________________________________.

3.3.3.	___________________________________________________

4.	I have not been convicted, in (i) a judgment, within the last five years of offences detailed in Section 226(a) of the Law or conviction by a court outside of Israel in offences of bribery, deceit, offences committed by officers of a corporation or misuse of inside information; or (ii) a judgment, of an offence other than the offences listed in subsection (i) above, where the court has determined that in light of the essence, severity or circumstances of the offense I am prohibited from serving as a director in a public company or that the period in which I am so prohibited is shorter than five years.

Check-Cap Ltd.

Director Declaration

Under Israeli Companies Law, 5759-1999

5.	In accordance with the duty of disclosure under Section 225 of the Law, I hereby declare that The Administrative Enforcement Committee, established in accordance with the Israeli Securities Law, 1968, did not impose upon me any Means of Enforcement, which prohibits my serving as a director in any public company, and the period set by the Administrative Enforcement Committee in the aforesaid Section has not yet passed (as the terms “Administrative Enforcement Committee” and “Means of Enforcement” are defined under the Section 225(b) of the Law).

6.	I am more than eighteen years old, I have not been declared bankrupt (or if I have been declared bankrupt – I have been discharged) and I have not been declared by a court of a competent jurisdiction as lacking the power to act with legal effectiveness.

7.	I shall comply with all statutory requirements required from a director. I will perform at the best level and to the benefit of the Company. In the event of concern, that I become aware and/or it is brought to my knowledge, that I no longer fulfill any of the above requirements and/or declarations, or in the event of concern, that I have violated the fiduciary duty to the Company (as the term “Fiduciary Duty” is defined under the Section 254 of the Law), I shall promptly give notice to the Company’s Chairman of the Board or to any other individual in the Company, in the event that I serve as the Chairman of the Board, in accordance with the provisions of Section 227A to the Law as detailed in Exhibit A to this declaration.

8.	This declaration is made in accordance with the provisions of Section 224b of the Law.

I, the undersigned, hereby declare that this is my name, my signature and that the information herein is true and correct.

January 23, 2024	/s/ David Lontini
Date	Signature

Check-Cap Ltd.

Director Declaration

Under Israeli Companies Law, 5759-1999

Exhibit A

Section 225-227A of the Israeli Companies Law, 5759-1999

225.	Duty of Disclosure -

(a)	A person who is a candidate to hold office as a director shall disclose to the person appointing him:

(1)	whether he has been convicted by a conclusive judgment of an offense referred to in Section 226(a), and the period during which he is prohibited from serving as a director in accordance with Section 226 has not yet lapsed;

(2)	whether he has been convicted by a conclusive judgment of an offense referred to in Section 226(a1), and the period which the court has determined under this subsection has not yet lapsed;

(3)	The Administrative Enforcement Committee has imposed upon him any Means of Enforcement, which prohibits his serving as a director in any public company or in any private company which is bonds company, and the period which the Administrative Enforcement Committee has determined under its’ decision has not yet lapsed.

(b)	In this Chapter –

“Means of Enforcement” – Means of Enforcement as specified under Section 52LVI of the Securities Law, which has been imposed in accordance with Chapter H4 to the Securities Law, in accordance with Chapter G2 to the Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 5755-1995, or in accordance with Chapter J1 to the Joint Investment Trust Law 5754-1994, as applicable;

“The Administrative Enforcement Committee” – The committee which was appointed in accordance with Section 52XXXII(a) of the Securities Law;

“Judgment” – A judgment in the first instance.

226.	Restriction on Appointment due to Conviction -

(a)	A person convicted by a conclusive judgment of one of the following offenses shall not hold office as a director in a public company or in a private company which is a bonds company unless five years have passed since the date on which the judgment by which he was convicted was given:

(1)	offenses under sections 290 to 297, 392, 415, 418 to 420 and 422 of the Penal Law, 5737-1977, and under sections 52C, 52D, 53(a) and 54 of the Securities Law;

(2)	conviction by a court outside Israel of the offenses of bribery, deceit, offenses by managers of a corporate body or offenses involving misuse of inside information;

(3)	(Had been erased).

(a)	(1) A person convicted by a conclusive judgment of an offense not listed in subsection (a) shall not hold office as a director in a public company or in a private company which is a bonds company if the court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company or in a private company which is a bonds company, during the period determined by the court, which shall not exceed five years from the date on which judgment was given.

(b)	A court may determine, at the date of the conviction or thereafter, upon the request of a person interested in being appointed as a director, that despite his conviction of offenses specified in subsection (a), and taking into account, inter alia, the circumstances in which the offense took place, such person is not precluded from holding office as director of a public company or of a private company which is a bonds company, or that the period during which he is prohibited from serving a director of a public company or of a private company which is a bonds company shall be shorter than five years.

Check-Cap Ltd.

Director Declaration

Under Israeli Companies Law, 5759-1999

(c)	The Minister may prescribe additional offenses to those laid down in subsection (a)(1).

(d)	The Court, and if appeal has been submitted – the court of appeal, may order a delay in the execution of the limitations on appointment or the expiration of the term of office under this section, to the date which it determines and under the terms it deems fit.

226A.	Restriction on Appointment due to a Decision by the Administrative Enforcement Committee -

In the event that the Administrative Enforcement Committee has imposed upon a person any Mean of Enforcement which prohibits him from serving as a director in a public company or in a private company which is a bonds company, such person shall not be appointed as a director in a company in which he may not serve as a director under such decision.

227.	Restriction on Appointment -

(a)	A minor, an incompetent individual or a person who has been declared bankrupt for so long as such person remains undischarged shall not be appointed as director, nor shall a corporation that has resolved to enter into voluntary liquidation or in respect of which a winding up order has been issued.

(b)	A person nominated to hold office as director to whom the provisions of subsection (a) apply shall disclose such to the person appointing him.

227A.	Duty of Notice -

A director in respect of which a condition which is necessary under this law for his appointment as director ceases to exist or in respect of which there is cause for expiration of his appointment as director, shall notify so to the company immediately, and his appointment shall expire on the date of notice.